Confidential Treatment Requested by MGM Resorts
International Pursuant to 17 C.F.R § 200.83

LOS ANGELES		BEIJING
213-892-4000	MILBANK, TWEED, HADLEY & McCLOY LLP	8610-5969-2700
FAX: 213-629-5063		FAX: 8610-5969-2707
1 CHASE MANHATTAN PLAZA
WASHINGTON, D.C.		HONG KONG
202-835-7500	NEW YORK, NY 10005-1413	852-2971-4888
FAX: 202-835-7586		FAX: 852-2840-0792

LONDON		SINGAPORE
44-20-7615-3000	212-530-5000	65-6428-2400
FAX: 44-20-7615-3100		FAX: 65-6428-2500
FAX: 212-530-5219
FRANKFURT		TOKYO
49-69-71914-3400		813-5410-2801
FAX: 49-69-71914-3500		FAX: 813-5410-2891

MUNICH		SÃO PAULO
49-89-25559-3600		55-11-3927-7700
FAX: 49-89-25559-3700		FAX: 55-11-3927-7777

July 6, 2012

Daniel L. Gordon

Branch Chief

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C.  20549-3561

Mail Stop 3561

Re:                             MGM Resorts International

Form 10-K for the fiscal year ended December 31, 2011

Filed February 29, 2012

File No. 001-10362

Dear Mr. Gordon:

Enclosed for filing with the Securities and Exchange Commission (the “SEC”) on behalf of MGM Resorts International (the “Company”) is the Company’s response to your letter dated June 25, 2012.  The Commission’s letter set forth specific follow-up comments (the “Comments”) on the Company’s Form 10-K for the fiscal year ended December 31, 2011.

In response to Comment No. 5, the Company has voluntarily enclosed with the paper copy of this letter supplemental materials requested by the staff of the Commission (the “Staff”), or responsive to the Staff’s comments, on a confidential basis.  Pursuant to Rule 12b-4 promulgated under the Securities Exchange Act of 1934, as amended (“Rule 12b-4”), the supplemental information is being provided to the Staff on a supplemental, confidential basis only and is not to be filed with or deemed a part of this response.

Pursuant to Rule 12b-4, the Company hereby requests that the supplemental information be returned to the undersigned promptly following completion of the Staff’s review of the supplemental information.

Please call the undersigned when the Staff has completed its review, and the Company will arrange to have the supplemental information retrieved.  The Company respectfully reserves the right to have the supplemental information returned to the Company at an earlier date.

In addition, in accordance with Rule 83 of the Rules of Practice and Conduct of the Commission (17 C.F.R. § 200.83) (“Rule 83”), the Company requests confidential treatment of this supplemental information. Please promptly inform the Company of any request for any or all of such supplemental information made pursuant to the Freedom of Information Act or otherwise so that the Company may substantiate the foregoing request for confidential treatment in accordance with Rule 83. Pursuant to Rule 83, I have also submitted, on behalf of the Company, a separate request for confidential treatment of this information.

Set forth below are the Company’s responses to the Comments, which the Company has requested the undersigned submit to you on its behalf.  For purposes of facilitating the Staff’s review of the Company’s responses to the Comments, the original comments are included at the beginning of each response.

Form 10-K for the Year Ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

Current Operations, page 36

1. In future Exchange Act periodic reports, please supplement your key performance disclosures to explain how you actually calculate ADR. The expanded disclosure should clearly address how complimentary rooms impact the calculation.

As requested by the Staff, the Company will expand its disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations beginning with its Form 10-Q for the quarter ending June 30, 2012, to supplement its key performance disclosures to include a description of its ADR calculation, which will include a clear discussion of the effect of complimentary rooms on the calculation.

Other Factors Affecting Liquidity, page 56

2. In future Exchange Act periodic reports, please supplement your discussion in this section or elsewhere under this subheading with a discussion of anticipated cash uses for the next fiscal year, including debt payments, interest payments, and anticipated development costs.

As requested by the Staff, the Company will expand disclosure in the “Other Factors Affecting Liquidity” section of its Management’s Discussion and Analysis of Financial Condition and Results of Operations beginning with its Form 10-Q for the quarter ending June 30, 2012, to supplement its discussion of anticipated cash uses, including debt payments, interest payments, and anticipated development costs, for the next fiscal year.

Item 15. Exhibits, Financial Statement Schedules, page 69

3. We note that you have not filed the exhibits and schedules to the Seventh Amended and Restated Loan Agreement that the company has entered into and included as an exhibit to the Form 8-K filed February 27, 2012, which appears to supersede exhibit 10.1(1). Because Item 601(b)(10) does not permit the omission of information that is attached to a material contract, please file the complete agreement in a Form 8-K, or as an exhibit to your next periodic report.

As requested by the Staff, the Company will file the complete agreement, including exhibits and schedules for the Seventh Amended and Restated Loan Agreement, as an exhibit to its Form 10-Q for the quarter ending June 30, 2012.

Consolidated Statements of Operations, page 86

4. Please tell us how you determined to present the gain on MGM China transaction as part of operating income. We note that until June 3, 2011 the investment in MGM China was an equity method investment and equity in earnings is non-operating.

The Company considered guidance in ASC 805-10-25-10 which states that “in a business combination achieved in stages, the acquirer shall remeasure its previously held equity interest in the acquiree at its acquisition-date fair value and recognize the resulting gain or loss, if any, in earnings.”  However, such guidance does not specify operating versus non-operating classification. As discussed in Note 2 to the Company’s financial statements, the Company classifies its share of operating income of unconsolidated affiliates, as well as any impairment charges or gains and losses related to unconsolidated affiliate acquisitions or dispositions within operating income (loss). The Company’s investments in unconsolidated affiliates are an extension of its core operations. The Company uses unconsolidated affiliates as a mechanism to participate in the development and operation of casino resorts (the Company’s principal business) without funding the entire development.

Consistent with historical accounting practice, the Company classified the MGM China gain within the operating section of its Consolidated Statement of Operations. Given the size of the gain on the MGM China transaction, the Company separately disclosed the gain on the face of its Consolidated Statement of Operations to help financial statement users identify the significant gain.

The Company notes that it responded to a Staff comment on its December 31, 2005 Form 10-K, which noted the Company’s treatment of income from unconsolidated affiliates within operating income and asked the Company to explain why it believed the operations of its equity method investees were integral to the Company’s operations.  The Company’s response to the previous Staff comment was consistent with the discussion above.

Note 3 — MGM China Acquisition, page 97

5. Please provide us with a detailed analysis of your calculation of the fair value of MGM China and of the gaming subconcession. Additionally, please provide us with a detailed analysis of how you determined to amortize the gaming subconcession over the life of the land concession, and refer to any accounting literature you relied upon.

The Company engaged a third party valuation specialist to help with the assessment of the fair value of MGM China and of the gaming subconcession. The Company takes full responsibility for the valuation conclusions reached, including those reached with the help of the third party specialist.  As discussed in Note 3 to the Company’s financial statements, the Company estimated the fair value of MGM China using the initial public offering (“IPO”) price of HKD 15.34 (a Level 1 fair value input). The Company separately negotiated its simultaneous purchase of an additional 1% interest, through which the Company obtained majority ownership. Those negotiations lead to a transaction at the HKD 15.34 price per share at which the IPO occurred. The fair value of MGM China of US$ 7.5 billion was calculated as follows:

Number of common shares issued — (20% of outstanding share capital immediately following IPO)	760,000,000
Multiplied by: IPO price (HKD)	$15.34
Equals: Estimated 20% Equity Value (HKD)	$11,658,400,000

Estimated 100% Equity Value (HKD)	$58,292,000,000

Estimated 100% Equity Value (US$ based on exchange rate as of June 3, 2011)	$7,494,231,000

The fair value of the gaming subconcession was estimated using the income approach through application of the multi-period excess earnings method. The market approach was not applied because research found no sufficient market transactions that involved an outright sale of subconcession rights or similar assets. The cost approach was not applied because the gaming subconcession is an income producing asset and no new gaming concessions or subconcessions are currently available in the market.

The multi-period excess earnings method is a recognized valuation technique that measures the value of an asset based on its net cash flows. Under the analysis performed, the value of the gaming subconcession reflects the present value of the operating cash flows generated by the gaming subconcession, after taking into account the cost to realize the revenue and an appropriate discount rate to reflect the time value and risk associated with the invested capital.  The key value drivers under the excess earnings method are:

•                                          The projected revenue and earnings generated by the asset;

•                                          The expected life of the asset;

•                                          Contributory asset “charges” for the assets necessary to the gaming subconcession’s ability to generate cash flows (e.g. working capital, real property); and

•                                          A discount rate that reflects the level of risk associated with receiving future cash flows.

The Company has provided the relevant schedule from the third party valuation report for details regarding the fair value calculation of the gaming subconcession. The Company is voluntarily providing this additional information to the Commission on a confidential basis pursuant to Rule 12b-4 and accordingly such supplemental information is not filed with this response. The Company requests that this supplemental information be returned to the Company upon completion of the Staff’s review, pursuant to Rule 12b-4. In addition, in accordance with Rule 83, the Company requests confidential treatment of this information. Please promptly inform the Company of any request for any or all of such information made pursuant to the Freedom of Information Act or otherwise so that the Company may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

In estimating the useful life of the gaming subconcession, the Company considered guidance in ASC 350-30-35-2 which provides that the useful life to assign to intangible assets is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity. Further, guidance in ASC 350-30-35-3 specifies that the estimate of useful life of an intangible asset to an entity shall be based on an analysis of all pertinent factors, in particular, those outlined in such section, with no one factor being more presumptive than the other.

The gaming subconcession was granted to MGM Grand Paradise, S.A., the Macau company that owns the MGM Macau resort and casino in April 2005. The gaming concession expires in March 2020. The land concession began in March 2006 and expires in 2031.  Management believes that the term of the gaming subconcession will be extended beyond its initial term because the land concession with the Macau government extends significantly beyond the initial term of the gaming subconcession and the gaming subconcession and the land concession are integral to one another.  While there is some uncertainty in the regulatory environment in Macau, the Company believes that the highest and best use of the land is for gaming operations which would generate the most tax revenue for the local government. The assumption that the gaming subconcession will be extended is consistent with the fair value of MGM China reflected in the IPO pricing. The Company believes such pricing could not have been achieved, assuming a reasonable market rate of return, without the assumption that the gaming concession would be extended. This is evidence that market participants also believe that the enterprise will continue to benefit from gaming cash flows beyond the initial gaming subconcession term.  The Company believes that an estimate of useful life beyond the term of the land concession would not be reliable given the lack of history of renewal of gaming and land concessions in Macau under the current concession regime. Therefore, the cash flows used in valuing the gaming subconcession extended through the end of the initial term of the land concession and the Company concluded that the useful life of the gaming subconcession should be the same period. The Company believes this treatment is consistent with the guidance in ASC 350-30-35-3 which states that “if an income approach is used to measure the fair value of an intangible asset, in determining the useful life of the intangible asset for amortization purposes, an entity shall consider the period of expected cash flows used to measure fair value of the intangible asset adjusted as appropriate for entity-specific factors.”

Attached is a statement from the Company acknowledging the items requested in your letter.  If there are additional comments or questions, please do not hesitate to contact the undersigned at (212) 530-5022.

Very truly yours,

/s/ Rod Miller
Rod Miller

Attachment

Copies to:	James J. Murren
Daniel J. D’Arrigo
John M. McManus
Robert C. Selwood

The undersigned, on behalf of MGM Resorts International, acknowledges:

•                  MGM Resorts International (the “Company”) is responsible for the adequacy and accuracy of the disclosure in the filing with the Securities and Exchange Commission (the “Commission”);

•                  Comments by Commission staff (the “Staff”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Robert C. Selwood
Robert C. Selwood
Executive Vice President – Chief Accounting Officer